Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-225993

July 23, 2018

Aurora Mobile Limited

Aurora Mobile Limited, or the Company, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs (Asia) L.L.C. at 1-866-471-2526, Credit Suisse Securities (USA) LLC at 1-800-221-1037, or Deutsche Bank Securities Inc. at 1-800-503-4611. You may also access the Company’s most recent prospectus dated July 23, 2018, which is included in Amendment No. 2 to the Company’s registration statement on Form F-1, as filed with the SEC on July 23, 2018, or Amendment No. 2, by visiting EDGAR on the SEC website at:

https://www.sec.gov/Archives/edgar/data/1737339/000119312518223321/d567445df1a.htm

The following information supplements and updates the information contained in the Company’s preliminary prospectus dated July 13, 2018 (the “Preliminary Prospectus”). This free writing prospectus reflects the following amendments that were made to the Preliminary Prospectus. All references to page numbers are to page numbers in Amendment No. 2.

(1)	Add the following reconciliation of net loss to EBITDA on page 6:

The following table reconciles our EBITDA to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net loss, for the periods presented:

	For the Three Months Ended June 30,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Reconciliation of Net Loss to EBITDA:
Net Loss	(30,246)	(11,834)	(1,788)
Add:	18	1,901	287
Interest expense	1,952	4,015	607
Depreciation of property and equipment	426,952	370,447	607
Amortization of intangible assets	—	27	4
Income tax benefit	(1,669)	—	—

EBITDA	(29,945)	(5,891)	(890)

(2)	Replace the line item “Net loss per ADS: basic and diluted” in the table on page 15 with the following:

Pro forma net loss per ADS:(3)
Basic and diluted	(0.85)	(0.14)	(0.21)	(0.03)
Weighted average number of ADSs used in calculating pro forma basic and diluted loss per ADS:(3)
Basic and diluted	69,651,627	69,651,627	69,651,627	69,651,627

(3)	Insert the following footnote (2) on page 16 as a footnote to the line item “Weighted average number of shares used in calculating pro forma basic and diluted loss per common share:” of the table on page 15:

(2)	The reconciliation from the weighted average number of shares used in calculating basic and diluted loss per share to the weighted average number of shares used in calculating pro forma basic and diluted loss per share is as follows:

	For the Year Ended December 31, 2017			For the Three Months Ended March 31, 2018
	Class A	Class B	Total	Class A	Class B	Total
Weighted average number of shares used in calculating basic and diluted loss per share	18,801,775	23,864,895	42,666,670	18,801,775	23,864,895	42,666,670
Add: Pro forma adjustment	27,632,643	235,294	27,867,937	27,632,643	235,294	27,867,937

Weighted average number of shares used in calculating pro forma basic and diluted loss per share	46,434,418	24,100,189	70,534,607	46,434,418	24,100,189	70,534,607

The pro forma adjustment reflects (i) the redemption of 1,738,720 Series C preferred shares held by T.C.L. Industries Holdings (H.K.) Ltd., (ii) the automatic re-designation of 23,864,895 common shares and automatic conversion of 235,294 Series A preferred shares held by KK Mobile Limited into 24,100,189 Class B common shares on a one-for-one basis immediately prior to the completion of this offering, and (iii) the automatic re-designation or conversion, as the case may be, of all of our remaining 46,434,418 shares into 46,434,418 Class A common shares immediately prior to the completion of this offering, as if these had occurred on January 1, 2017 and 2018, respectively.

(4)	Add the following risk factor on page 58:

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A common shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.